Exhibit 99.66

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1                                                      Name and Address of Company

Sandstorm Gold Ltd. (the “Company”)

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

Item 2                                                      Date of Material Change

January 12, 2012

Item 3                                                      News Release

A news release with respect to the material change referred to in this report was disseminated by the Company through Marketwire on January 12, 2012 and subsequently filed on SEDAR.

Item 4                                                      Summary of Material Change

The Company announced on January 12, 2012 that it has entered into a revolving credit agreement with The Bank of Nova Scotia which allows the Company to borrow up to US$50 million (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Company intends to use the Revolving Loan for the acquisition of gold streams.

Item 5                                                      Full Description of Material Change

Please see attached news release for complete details.

Item 6                                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                      Omitted Information

Not applicable.

Item 8                                                      Executive Officer

For further information contact Erfan Kazemi at (604) 628-1109.

Item 9                                                      Date of Report

DATED as of this 16th day of JANUARY, 2012.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces New US$50 Million Revolving Credit Facility

Vancouver, British Columbia, January 12, 2012 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) announced that it has entered into a revolving credit agreement with The Bank of Nova Scotia which allows the Company to borrow up to US$50 million (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and Sandstorm. Sandstorm intends to use the Revolving Loan for the acquisition of gold streams.

The amounts drawn on the Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio.

Sandstorm President and CEO Nolan Watson commented, “The credit facility coupled with our increasing operating cash flow, allows Sandstorm to continue to grow the Company through acquisitions while minimizing equity dilution going forward.”

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Erfan Kazemi, Chief Financial Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.